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                                                  OMB Number3235-0287
                                                  Expires:September 30, 1998
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*


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   (Last)                           (First)             (Middle)

     CONSTELLATION ENERGY GROUP, INC. (FORMERLY BALTIMORE GAS AND ELECTRIC CO.)
--------------------------------------------------------------------------------
                                    (Street)

     250 W. PRATT STREET
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   (City)                           (State)              (Zip)

     BALTIMORE, MARYLAND  21201
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     CORPORATE OFFICE PROPERTIES TRUST ("OFC")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


     52-1964611
________________________________________________________________________________
4.   Statement for Month/Year


     SEPTEMBER 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

COMMON SHARES OF BENEFICIAL INTEREST    9/29/00      C(a)            1,845,378    (A)   (a)       8,876,171        I       (b)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
SERIES A            1.8748   9/29/00  C(a)          984,308   9/29/00   --   COMMON SHARES       (a)       1         1       (b)
CONVERTIBLE         SHARES OF
PREFERRED SHARES    COMMON
OF BENEFICIAL       SHARES FOR
INTEREST            EACH SHARE OF
                    SERIES A
                    PREFERRED
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
Explanation of Responses:

     (a) Acquired pursuant to the terms of a Contribution Agreement, dated as of May 14, 1998 and September 28, 1998, by and among the entities listed therein as sellers and Corporate Office Properties, L.P. and the Issuer and a Service Company Asset Contribution Agreement, dated as of May 14, 1998 by and among Constellation Real Estate, Inc., KMS Oldco, Inc., Constellation Real Estate Group, Inc., Corporate Office Properties, L.P. and the Issuer. The Common Shares of Beneficial Interest and the Series A Convertible Preferred Shares of Beneficial Interest were acquired in exchange for real property and other assets transferred to the Issuer. The Series A Convertible Preferred Shares of Beneficial Interest are convertible into Common Shares of Beneficial Interest at the conversion rate of 1.8748 Shares of Common Shares for each Share of Series A Preferred after September 28, 2000.

     (b) The Common Shares of Beneficial Interest and the Series A Convertible Preferred Shares of Beneficial Interest are held by Constellation Real Estate, Inc. (formerly Constellation Properties, Inc.), a wholly owned subsidiary of Constellation Real Estate Group, Inc., which is a wholly owned subsidiary of Constellation Holdings, Inc., which is a wholly owned subsidiary of
Constellation Enterprises, Inc., which is a wholly owned subsidiary of Constellation Energy Group, Inc.


       /s/ David A. Brune                                       10/10/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date
           David A. Brune
Vice President, Chief Financial Officer and Secretary
         Constellation Energy Group, Inc.
Vice President, Chief Financial Officer and Secretary
         Constellation Enterprises, Inc.
Chairman of the Board
         Constellation Real Estate, Inc.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  JOINT FILING
                       LSITING OF OTHER REPORTING PERSONS


REPORTING PERSONS                               IRS NUMBER

Constellation Real Estate, Inc.                 52-1237835
(formerly Constellation Properties, Inc.)

Constellation Enterprises, Inc.                 52-2080643


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